UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A.—PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation—PETROBRAS

(Translation of Registrant’s name into English)

Avenida República do Chile, 65

20031-912—Rio de Janeiro, RJ

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

Candidate nominated by non-controlling shareholder

for the Board of Directors

Rio de Janeiro, April 13, 2018 – Petróleo Brasileiro S.A. – Petrobras, under the terms of the OFÍCIO-CIRCULAR/CVM/SEP/Nº02/2018, informs that it received nominations of candidates for the Board of Directors (CA) whose elections will take place at the Annual General Meeting of April 26, 2018.

The investment funds managed by JGP Gestão Patrimonial Ltda and JGP Gestão de Recursos Ltda indicated the following candidate:

Name of Applicant to the Position	Position to compete
Ricardo Reisen de Pinho	Member of the Board of Directors by Preferred Shareholders

Attached, the curriculum vitae of the candidate indicated.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

ATTACHMENT:

Ricardo Reisen de Pinho is an independent member of the Board of Directors of Oi, Light, BR Insurance, and Brado Logística, a member of the Advisory Board of Editora do Brasil, and Bradespar’s Fiscal Council, all with mandate up to April 2018. He was an independent member of the Board of Directors of Tupy and Itacaré Capital Investments ltd. (2009 – 2015), of Saraiva Livreiros Editores (2013 – 2015 and 2009 – 2012), of Metalfrio Solutions (2007 – 2011), and of Banco Nossa Caixa (2008 – 2009). He was also a Fiscal Counselor in Embratel (2009 – 2010), as well as Chairman of the Advisory Board of LABSSJ (2009 – 2013), and a voluntary Board Member in AACD (2006 – 2014). As a board member, he has participated in advisory committees in the areas of finance, audit, risk and compliance, people and strategy in the above-mentioned companies. He served as an executive in areas of corporate finance, investment banking and strategic planning in ABNAmro Bank Brasil, Banco Garantia and Banco Itaú between 1989 and 2001. He also served as a senior researcher for Harvard Business School between 2002 and 2014. He holds a degree in mechanical engineering, 1983, a master’s degree in production engineering /finance, 1989, both from the Pontifícia Universidade Católica do Rio de Janeiro, and a doctorate in business administration/strategy, 2008, from Fundação Getúlio Vargas – EAESP. He holds a degree in business administration through the Advanced Management Program of the Wharton School of the University of Pennsylvania, 2001, and the Program for Management Development of the Harvard Business School, 1999. He has been an IBGC Certified Accredited Board Member since 2010, with a specialization in Corporate Governance from Harvard Business School, 2016.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department | e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies. A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 13, 2018.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By:	/s/ Ivan de Souza Monteiro
Ivan de Souza Monteiro
Chief Financial Officer and Investor Relations Officer